NEWS RELEASE
GlobalFoundries Announces Chief Financial Officer Transition

MALTA, N.Y., October 27, 2025 — GlobalFoundries (NASDAQ: GFS) (GF) today announced that, effectively immediately, John Hollister, GF’s Chief Financial Officer, is leaving the company for personal reasons. Sam Franklin, GF’s Senior Vice President of Business Finance, Operations and Investor Relations, will assume the position of Interim Chief Financial Officer while the company conducts a search for a permanent CFO.

“We appreciate John’s valuable contributions to GF and we wish him the best. While the company determines a permanent successor, we are confident in Sam’s ability to serve as our Interim CFO given his deep experience and intimate familiarity with the company’s business, strategy and financial operations, which will be integral to facilitating a smooth transition in this role,” said Tim Breen, CEO of GlobalFoundries. “GF remains focused on our strategic priorities and delivering long-term value to our customers across end markets.”

GF’s results for the quarter are expected to be within or above the previously announced guidance ranges. As planned, the company will host its conference call to review third quarter 2025 financial results on Wednesday, November 12, 2025, at 8:30 a.m. ET. Interested parties may join the scheduled conference call by registering here (www.investors.gf.com).

About Sam Franklin
Mr. Franklin is an experienced financial leader, with over 18 years in corporate finance, investment management and investment banking, and has been with GF since 2022. He brings deep institutional knowledge and extensive expertise to the role. During his Senior Vice President roles at GF, Sam’s responsibilities have included Finance Operations, Business Finance, Investor Relations, Capital Markets and Treasury. Previously, he was a Senior Vice President at Mubadala Investment Company with financial responsibilities for the Direct Investments group.

About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe, and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented global team delivers results with an unyielding focus on security, longevity and sustainability. For more information, visit www.gf.com.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.